SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2020

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Unaudited Key Performance Indicators for the First Three Quarters of 2020, dated October 20, 2020

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	October 21, 2020	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer
4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNAUDITED KEY PERFORMANCE INDICATORS

FOR THE FIRST THREE QUARTERS OF 2020

The unaudited financial data of the Group for the first three quarters of 2020:

•Operating revenue was RMB574.4 billion, up by 1.4% over the same period last year; of which, revenue from telecommunications services was RMB525.7 billion, up by 2.5% over the same period last year

•EBITDA was RMB216.9 billion, down by 3.8% over the same period last year

•Profit attributable to equity shareholders was RMB81.6 billion, down by 0.3% over the same period last year

In accordance with the Company’s disclosure policy and in order to further enhance the transparency of the Group and provide additional information with which shareholders, investors and the general public may better appraise the business and financial position of the Group in a timely manner, the board of directors (the “Board”) of China Mobile Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key performance indicators of the Group for the first three quarters of 2020.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS

Financial Data

	For the period from 1 January 2020 to 30 September 2020	For the period from 1 January 2019 to 30 September 2019	Change

Operating Revenue (RMB)	574.4 billion	566.7 billion	1.4%
Of which, Revenue from
Telecommunications Services (RMB)	525.7 billion	513.0 billion	2.5%
Sales of Products and Others (RMB)	48.7 billion	53.7 billion	-9.2%
EBITDA (RMB)	216.9 billion	225.5 billion	-3.8%
EBITDA Margin	37.8%	39.8%
Profit before Taxation (RMB)	107.8 billion	108.2 billion	-0.4%
Profit Attributable to Equity Shareholders (RMB)	81.6 billion	81.8 billion	-0.3%
Margin of Profit Attributable to Equity Shareholders	14.2%	14.4%

Operating Data

	As at 30 September 2020/ For the period from 1 January 2020 to 30 September 2020	As at 30 June 2020/ For the period from 1 January 2020 to 30 June 2020

Mobile Business
Total Customers	946 million	947 million
Net Additional Customers*	-4.10 million	-3.54 million
4G Customers	770 million	760 million
5G Package Customers	114 million	70 million
Average Revenue per User per Month (ARPU) (RMB/user/month)*	48.9	50.3
Total Voice Usage (minutes)*	2,258.0 billion	1,455.7 billion
Average Minutes of Usage per User per Month (MOU) (minutes/user/month)*	265	258
Handset Data Traffic (GB)*	65.3 billion	41.1 billion
Average Handset Data Traffic per User per Month (DOU) (GB/user/month)*	9.1	8.6
SMS Usage (messages)*	713.0 billion	476.3 billion

Wireline Broadband Business
Total Customers	204 million	197 million
Net Additional Customers*	17.17 million	10.08 million
Average Revenue per User per Month (ARPU) (RMB/user/month)*	32.4	31.7

*for the relevant reporting period

In response to industry competition and operating pressure, the Group continued to advance its overarching strategy of becoming a world-class enterprise by building a dynamic “Powerhouse” and grasped the opportunities arising from the digitalization of economy and society. As the Group pursues stable growth and achieves high-quality development, its overall operating performance has maintained stable for the first three quarters of 2020.

The Group’s total number of mobile customers was around 946 million as at 30 September 2020. Among them, the total numbers of 4G customers and 5G package customers were 770 million and 114 million respectively. During the first three quarters of the year, handset data traffic increased by 35.0% year-on-year to 65.3 billion GB with handset data DOU reaching 9.1GB. Total voice usage dropped by 7.1% year-on-year to 2,258.0 billion minutes, showing a further reduced rate of decline. Total SMS usage rose by 15.5% year-on-year to 713.0 billion messages and maintained favourable growth. Mobile ARPU continued to demonstrate a flattened rate of decline, dropping by 2.6% year-on-year to RMB48.9 for the first three quarters of the year.

As at 30 September 2020, the Group's total number of wireline broadband customers was 204 million, with a net increase of 17.17 million for the first three quarters of the year. Wireline broadband ARPU amounted to RMB32.4.

The Group’s operating revenue increased by 1.4% year-on-year to RMB574.4 billion for the first three quarters of 2020. Of which, revenue from telecommunications services grew by 2.5% year-on-year to RMB525.7 billion whereas that from the sales of products and others declined by 9.2% year-on-year to RMB48.7 billion. The Group will continue to put in an all-out effort to implement the “5G+” plan, further promote scale-based and value-oriented operations and foster the all-round development of CHBN markets, thereby maintaining growth in telecommunications services revenue for the full-year of 2020.

The Group's profit attributable to equity shareholders fell slightly by 0.3% year-on-year to RMB81.6 billion for the first three quarters of 2020. Margin of profit attributable to equity shareholders was 14.2% with ongoing industry-leading profitability. EBITDA reduced by 3.8% year-on-year to RMB216.9 billion. Buoyed by recovery growth in revenue and good cost control, profit attributable to equity shareholders for the single third quarter achieved positive growth year-on-year. Facing the challenges resulting from increasing costs incurred by 5G operations and maintenance and business transformation, the Group will allocate resources by adhering to the principle of ensuring a sufficient budget for areas essential to promote growth, while reducing and controlling expenses on certain selected areas. In addition, it will take further measures to reduce costs and enhance efficiency, alongside efforts to maintain good profitability. The Group will maintain stable profit attributable to equity shareholders for the full-year of 2020, continuously creating value for investors.

The Board wishes to remind investors that the above performance indicators are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Mobile Limited
Yang Jie
Chairman

Hong Kong, 20 October 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.